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                                       Filed by: Fulton Financial Corporation
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 under the Securities
                                       Exchange Act of 1934
                                       Subject Company: Drovers Bancshares
                                       Corporation (Commission File NO. O-10958


FOR IMMEDIATE RELEASE               Drovers Bancshares Contact: John D. Blecher
                                                       Office: (717) 771-4241

                                    Fulton Financial Contact:  David C. Hosetter
                                                     Office:  (717) 291-2456

                     Drovers Bancshares Corporation to Merge
                        With Fulton Financial Corporation

     (December 27) - York, Pa. - Drovers Bancshares Corporation (NASDAQ: DROV), parent company of The Drovers & Mechanics Bank, based in York, Pennsylvania, has signed a definitive agreement to merge with Fulton Financial Corporation (NASDAQ: FULT) based in Lancaster, Pennsylvania.

     The merger announcement was made jointly today by A. Richard Pugh, chairman, president and chief executive officer of Drovers Bancshares Corporation and Rufus A. Fulton, Jr., chairman, president and chief executive officer of Fulton Financial Corporation.

     Pugh said that Drovers' affiliation with Fulton Financial "is a very positive step for our customers, shareholders, associates and communities because of our mutual belief that local bankers are best qualified to make the right decisions in the markets where they live and work. In addition, our respective product lines and ways of doing business are compatible. Fulton Financial's proven successful business model, which places people and relationships first, is one we regard highly. Our combined ability to increase banking value and convenience for our customers living and working on both sides of the river make this a perfect fit geographically."

     "We are very pleased and excited about this merger," said Fulton. "Drovers is an organization we have always admired because of its consistent history of growth, earnings and asset quality as well as its strong market share in York County."

     Fulton Financial will acquire all issued and outstanding shares of common stock of Drovers Bancshares. According to the merger agreement, each share of Drovers common stock outstanding at the time of the merger will be exchanged for
1.24 shares of Fulton Financial common stock, subject to adjustment. Based on the $22.94 per share closing price of Fulton Financial stock on December 26, the transaction is valued at approximately $144.4 million. As
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of December 27, 2000, Drovers Bancshares has approximately 5.1 million shares of common stock outstanding. The acquisition is expected to be accounted for on a pooling of interest basis.

         The price represents a multiple of 2.7 times Drovers Bancshares book value as of September 30, 2000. The price equates to 16.5 times projected 2001earnings before expected operating efficiencies and revenue enhancements, and to 26.1 times trailing 12-month earnings which were adversely affected by a significant loan loss provision related to a single large credit relationship. The merger is not expected to be dilutive to earnings. The merger is subject to approval by bank regulatory authorities and Drovers Bancshares shareholders. It is expected to close during the third quarter of 2001. Fulton Financial Corporation expects to incur merger related charges of approximately $5 million. Drovers has granted Fulton Financial an option to purchase 19.9% of its common shares under certain conditions.

         Upon completion of the merger of Drovers Bancshares into Fulton Financial, Fulton Financial intends to merge Drovers Bank into Fulton Bank and Drovers' former offices will be operated as "Drovers Bank, a division of Fulton Bank". Mr. Pugh will remain as chairman, president and chief executive officer of the newly created Drovers Bank division. Additionally, two members of the Drovers Bancshares Board of Directors will become members of the Fulton Financial Corporation Board and three members of the Drovers Bancshares Corporation Board will become members of the Fulton Bank Board of Directors. All current Drovers Bancshares Directors will comprise a newly created regional board for the Drovers Bank division.

         Drovers Bancshares, with approximately $755 million in assets, is based in York and operates 16 community banking offices in York County, one community banking office in Frederick County, Maryland, and a loan production office in Cumberland County, Pennsylvania.

Fulton Financial Corporation operates 160 offices in Pennsylvania, Maryland, Delaware and New Jersey through the following banking affiliates: Fulton Bank, Lancaster, PA; Lebanon Valley Farmers Bank, Lebanon, PA; Swineford National Bank, Middleburg, PA; Lafayette Ambassador Bank, Easton, PA; FNB Bank, N.A., Danville, PA; Hagerstown Trust Company, Hagerstown, MD; Delaware National Bank, Georgetown, DE; The Bank of Gloucester County, Woodbury, NJ; The Woodstown National Bank and Trust Company, Woodstown, NJ; The
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Peoples Bank of Elkton, Elkton, MD; and Skylands Community Bank, Hackettstown,
NJ. The Corporation's financial services affiliates include Fulton Financial Advisors, N.A., Lancaster, PA; and Fulton Insurance Services Group Inc., Lancaster, PA.

         In October 2000, Fulton Financial Corporation announced that it would acquire Dearden, Maguire, Weaver and Barrett, Inc., an asset management company based in West Conshohocken, Pennsylvania. This transaction is expected to close in the first quarter of 2001. Additional information on Fulton Financial Corporation is available on the Internet at www.fult.com.
                                            ------------

Drovers and its officers and directors may be deemed to be participants in the solicitation of proxies from Drovers stockholders with respect to the transactions contemplated by the merger agreement. Information regarding Drovers' officers and directors is included in Drovers' Proxy Statement for its 2000 Annual Meeting, filed with the SEC on March 28, 2000. Drovers' 2000 Proxy Statement also discloses the interests of such officers and directors in the event of an acquisition of Drovers (including, among other things, the acceleration of certain benefits or rights upon a "change-in-control"). Drovers' Quarterly Reports on Form 10-Q, filed with the SEC on May 11, 2000, August 14, 2000 and November 14, 2000, contain additional disclosures concerning agreements with Drovers' officers. Drovers' 2000 Proxy Statement and Quarterly Reports on Form 10-Q are each available free of charge at the SEC's web site at www.sec.gov
                                                                     -----------
and from Drovers upon request. In addition to the interests disclosed in Drovers' 2000 Proxy Statement and Quarterly Reports on Form 10-Q, upon completion of the merger, A. Richard Pugh, Chairman, President and Chief Executive Officer of Drovers, will enter into a five year employment agreement with Fulton, pursuant to which he will serve as Chairman, President and Chief Executive Officer of the Drovers Bank Division of Fulton Bank. Additionally, pursuant to the merger agreement, two Drovers directors will become directors of Fulton and three Drovers directors will become Fulton Bank directors. As of the date of this news release, Drovers is not aware of any director or officer who beneficially owns in excess of 5% of Drovers' common stock, except as disclosed in its 2000 Proxy Statement.

Safe Harbor Statement: Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Fulton's and Drovers' SEC filings, including forms 10-Q and 10-K (copies of which are available from Fulton without charge in hard copy or online at www.sec.gov). Fulton and Drovers disclaim any intention
                       -----------
or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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Additional Information and Where to Find It: It is expected that Fulton will file a Registration Statement on SEC Form S-4, that Fulton and Drovers will file a Proxy Statement/Prospectus with the Sec in connection with the transaction discussed herein, and that Drovers will mail a Proxy Statement/Prospectus to stockholders of Drovers containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Fulton, Drovers, the acquisition of Drovers by Fulton, the persons soliciting proxies relating to the acquisition, their interests in the acquisition and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these
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other documents may also be obtained from Fulton by directing a request to
William R. Colmery, Secretary at (717) 291-2852 or from Drovers by directing a
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request to John D. Blecher, Secretary at (717) 771-4241. In addition to the
           --------------------------------------------
Registration Statement and the Proxy Statement/Prospectus, Fulton and Drovers file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for future information on the public reference rooms. Fulton's and Drover's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
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